Exhibit 4.24

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[REDACTED]”) in this exhibit. ***

MASTER LOAN AGREEMENT

This Master  Loan Agreement (“Master  Agreement”) is effective as of [2024/11/11] by and among:

1.	Antalpha Digital Pte. Ltd., a private company organized under the laws of Singapore, whose registered office is located at 1 Raffles Place, #36-01, One Raffles Place, Singapore, 048616. ( “Lender”);

2.

Cango Group Limited, a company organized under the laws of Hong Kong, whose registered office is located at Unit 3A-8,12/F, Kaiser Centre, No. 18 Centre Street, Sai Ying Pun, Hong Kong (“Borrower”); and

Each of the forgoing parties is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, subject to the terms and conditions of this Master Agreement, Borrower may, from time to time, initiate a loan request pursuant to which Lender will agree to lend Digital Currency or Fiat Currency (as applicable) to Borrower, and Borrower will pay a Loan Fee and return such Digital Currency or Fiat Currency (as applicable) to Lender upon termination of the relevant loan under this Master Agreement.

Now, therefore, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which hereby acknowledged, the Parties hereby agree as follows:

1.	Interpretation

Definitions

“AML/CTF Requirements” mean any applicable laws made by a government or relevant authority or judicial body pertaining to money laundering, terrorism financing, bribery, corruption, tax evasion, fraud, the trafficking of arms, drugs, humans or wildlife, slavery, proliferation of weapons of mass destruction, or sanctions imposed by the United Nations Security Council, the United States of America, the United Kingdom of Great Britain and Northern Ireland, the European Union or its member states, Singapore, Hong Kong or any other jurisdictions selected for inclusion hereunder by Lender from time to time.

“Authorized Agent” has the meaning given to it in Exhibit A.

“Business Day” means, unless otherwise specified in a Loan Confirmation, a day on which banks are generally open for business in Singapore, excluding any Saturday or Sunday.

“Business Hours” means between the hours of 10:00 to 18:00 (GMT+8).

“Close of Business” means 18:00 (GMT+8).

“Collateral” means, with respect to a Loan, the sum of (i) all Mining Rewards recorded in Lender’s Digital Currency Accounts; and (ii) any Digital Currencies transferred by Borrower to Lender for meeting any condition that Lender may impose as condition for transfer of any Digital Currency or Fiat Currency (as applicable) under a Loan hereunder and as specified in the relevant Loan Confirmation.

“Collateral Balance” means, as of any time, the aggregate amount of (i) Mining Rewards recorded in Lender’s Digital Currency Accounts; and (ii) any Digital Currencies transferred by Borrower to Lender pursuant to the relevant Loan Confirmation, as of such time, as adjusted from time to time by the deduction of any Loan Fees pursuant to Section 3.1 and subject to the adjustment in accordance with Section 2.9 (if applicable).

“Official Efficiency” means, with respect to the servers of Borrower that are used to mine digital currency, the official power per server divided by the official hashrate per server.

“Daily Loan Fee” means, with respect to a Loan on a particular day, an amount calculated as the product of: (1) the outstanding amount of Digital Currency or Fiat Currency (as applicable) lent by Lender to Borrower under that Loan for such day; (2) Loan Fee Rate; (3) one (1) divided by 365.

“Data Center Facility” means the data center facility where the service provider provides the hosting, repair and other related services to the Borrower pursuant to the applicable Hosting Arrangement.

“Digital Currency” means Bitcoin (BTC), USDT, USDC, or any other digital currency as agreed between the Parties and as specified in the applicable Loan Confirmation. For the avoidance of doubt, with respect to the Loan Balance, the day one lending value of one unit of any USDT or USDC shall be deemed to be equal to the same amount in the form of USD, at a ratio of 1:1. In the event that Borrower wishes to repay the Loan Balance to Lender in Digital Currency, Borrower shall repay such amount of Digital Currency which, if converted into USD using the spot rate at the time of such repayment (the “Return Spot Rate”), would be no less than the amount Lender would receive in USD. The Return Spot Rate of any such Digital Currency shall be mutually agreed by the Parties in writing. Notwithstanding the above, the Lender shall have, at any time, the sole and absolute discretion to determine whether to accept a certain form of Digital Currency or other property for repayment for any or all of the Loan Balance.

“Digital Currency Account” means, for the purpose of recording the Mining Rewards, any sub-account of a Party created and/or maintained at the mining pool to which Borrower’s Mining Operations are connected.

“Digital Currency Address” means an identifier of alphanumeric characters that represents a digital identity or destination for a transfer of Digital Currency, to be specified in Loan Confirmation.

“Event of Default” has the meaning given to it in Section 7.

"Fees” means any Loan Fee, Origination Fee or Late Fee.

“Fiat Currency” means USD, or any other government-issued currency designated as legal tender in its country of issuance through government decree, regulation, or law, as agreed among the Parties and as specified in the relevant Loan Confirmation.

“Hosting Arrangement” means any agreement entered into by Borrower with a third party under which the latter provides hosting services to Borrower for its digital currency mining business.

“Late Fee” has the meaning given to it in Section 3.3.

“Late Fee Rate” has the meaning given to it in Section 3.3.

“Loan” means a loan made pursuant to and in accordance with this Master Agreement and a Loan Confirmation.

“Loan Balance” means the sum of all Digital Currencies transferred by Lender to Borrower from time to time and any Fees that have accrued and remain unpaid under a Loan. For the avoidance of doubt, “Loan Balance” is calculated as a single collective pool under any one Loan Confirmation.

“Loan Confirmation” means the agreement among the Parties on the particular terms of a loan transaction, which shall be memorialized in the form set forth in Exhibit B or in a comparable form approved by Lender.

“Loan Documents” means this Master Agreement, any and all Loan Confirmations and Disbursement Confirmation Notices entered into among the Parties.

“Loan Effective Date” means the date specified as such in the Loan Confirmation.

“Loan Fee” means, with respect to a period and a Loan, the sum of all relevant Daily Loan Fees that have accrued and unpaid during such period.

“Loan Fee Calculation Period” means, unless otherwise specified in a Loan Confirmation, the first day of each month to the last day of such month, except that (1) the first Loan Fee Calculation Period shall start on the Loan Effective Date and (2) the last Loan Fee Calculation Period shall end on the Termination Date.

“Loan Fee Rate” means, with respect to a Loan, the percentage (on an annualized basis) as specified in the relevant Loan Confirmation.

“Loan Instruments ” means the aggregation of, as the case may be, (a) all the deeds of loan entered into by and among the Lender, the Borrower and certain other parties thereto from time to time, pursuant to which the Lender agrees to provide a loan to the Borrower to finance the Borrower’s purchase of, among others, certain units of cryptocurrency mining hardware, and/or to provide a loan to the Borrower to pay for the hosting fees and operation and maintenance fees associated with the operations of the cryptocurrency mining hardware of the Borrower; (b) all the master loan agreements entered into by and among the Lender, the Borrower and certain other parties thereto from time to time, pursuant to which the Lender agrees to provide a loan to the Borrower to pay for the hosting fees and operation and maintenance fees associated with the operations of the cryptocurrency mining hardware of the Borrower; and (c). any other loan agreements entered into by and among the Lender, the Borrower and certain other parties thereto from time to time, including but not limited to Pure Hashrate Loans, etc. The Loan Instruments shall include, without limitation, this Deed. Each of the Loan Instruments shall be referred to herein as a “Loan Instrument”.

“Loan-to-Value Ratio” means, the ratio between the Loan Balance and the Market Value of the Collateral Balance as defined under each Loan Instrument.

“Market Value” means, unless otherwise specified in a Loan Confirmation, with respect to a digital currency at the relevant time, the last traded price for such digital currency (using the base digital currency of USDT) on Binance closest to (and including) the relevant time, as determined by Lender in a commercially reasonable manner and in good faith.

“Material Adverse Effect” means, unless specified otherwise, in the reasonable determination of the Lender, (a) a material adverse change in, or a material adverse effect upon, the business, operations, prospects, property, assets, liabilities or financial condition of Borrower and its affiliates taken as a whole; (b) a material impairment of the ability of any Borrower to perform its obligations under any Loan Document(s) to which it is a party, including but not limited to the ability to return, transfer, repay, or pay any and all Digital Currencies and Fees; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Borrower of any Loan Document(s) to which it is a party.

“Mining Operations” means, with respect to a Loan, the servers of Borrower that are used to mine digital currency, the model, quantity, condition, location and, if applicable, Hosting Arrangement of which shall be agreed between Lender and Borrower and specified in the relevant Loan Confirmation.

“Mining Rewards” means, with respect to a Loan, the digital currency earned from the Mining Operations and owned by Borrower, to be specified in the relevant Loan Confirmation.

"Mining Costs” means, with respect to Mining Operations, either (i) the costs of electricity consumed (together with any goods and services tax or value added tax thereon) for running such Mining Operations; or (ii) the hosting fees under the relevant Hosting Arrangement.

“Pure Hashrate Loan” means the Master Loan Agreement(s) which the Lender and the Borrower and/or its affiliates may enter into from time to time, pursuant to which the Lender will agree to lend Digital Currency or Fiat Currency (as applicable) to Borrower for purpose of hashrate financing.

“Term” means, with respect to a Loan, the period from the Loan Effective Date to the Termination Date.

“Termination Date” means, with respect to a Loan, the date upon which a Loan is terminated in accordance with Section 2.8.

“Written Notice” has the meaning given to it in Section 13.

2.	General Loan Terms.

2.1	Loans

Subject to the terms and conditions of this Master Agreement, Borrower may, in its sole and absolute discretion, from time to time, request Lender to provide a loan in Digital Currency, Fiat

Currency or other property agreed between the Parties, to pay for the Mining Costs associated with the Mining Operations, and, subject to the satisfaction of all of the conditions precedent to the making of a loan by the Borrower (or waived by Lender), Lender may, in its sole and absolute discretion, decline or accept such request on terms set forth in a corresponding Loan Confirmation.

2.2	Loan Procedure

2.2.1

An Authorized Agent of Borrower shall initiate a request for a loan by submitting a written request to Lender (a “Lending Request”). A Lending Request shall include (i) a description of the Mining Operations with respect to which the loan is requested, and (ii) with respect to such Mining Operations, (A) a copy of the Hosting Arrangement or details thereof, (B) the cost of electricity as of the date of such Lending Request, and (C) evidence of actual Mining Costs incurred in the past 12 months.

2.2.2	Based on information provided in the Lending Request, Lender shall estimate the monthly Mining Costs that may be incurred during the Term of the Loan (“Mining Costs Estimate”).

2.2.3

If Lender agrees to enter into a loan transaction, the Parties shall enter into a Loan Confirmation which sets out the final terms of the relevant Loan. For the avoidance of doubt, a Loan is only entered into upon the signing of the Loan Confirmation by all Parties.

In the event of a conflict of terms between this Master Agreement and a Loan Confirmation, the Loan Confirmation will prevail.

2.3	Connection of Mining Operations to the Designated Digital Currency Account

Borrower shall, prior to 12:00am of a Loan Effective Date, provide Lender with the relevant information to create, or otherwise procure the creation of, the relevant Digital Currency Accounts so that the relevant Mining Rewards are recorded in such accounts. Without the prior consent of Lender, if there is any moneys, debts and present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) due from Borrower to Lender under the Loan Instruments, Borrower shall not cause the Mining Rewards to be transferred to another Digital Currency Account.

2.4	Verification of Mining Costs

Prior to Lender’s making transfer of each and any Digital Currencies under a Loan, Borrower shall provide evidence that the relevant Mining Costs have been incurred, such as any invoices or statements from the relevant service provider. Lender may, acting reasonably, demand further evidence or verify any information provided to ascertain the actual Mining Costs incurred. Subject to Lender’s satisfaction of the evidence provided, Lender shall issue a disbursement confirmation notice to the Borrower (“Disbursement Confirmation Notice”), in the form set forth in Exhibit C, which sets out, amongst others, the Mining Rewards received by Lender and Digital Currencies to be disbursed by Lender for the relevant period.

For the avoidance of doubt, any amount disbursed under a Loan shall not be treated as Lender’s acceptance that the amount disbursed is equivalent to the Mining Costs actually incurred.

2.5	Use of Proceeds

Any proceeds of a Loan shall only be used by Borrower to meet its Mining Costs.

2.6	Loan Disbursement

With respect to the initial transfer of Digital Currencies and/or Fiat Currencies under a Loan, Lender may elect not to make such transfer if the Market Value of the Collateral Balance is less than the Market Value of the Digital Currencies and/or Fiat Currencies requested to be transferred.

With respect to any subsequent transfers of Digital Currencies and/or Fiat Currencies under a Loan: unless stated in a Loan Confirmation, the Lender’s obligation to transfer Digital Currencies and/or Fiat Currencies shall be based on the Official Efficiency of the model of server(s) which have the best Official Efficiency available on the then market. The Lender shall have sole discretion to determine the amount of Digital Currencies and/or Fiat Currencies transferred or whether to transfer any Digital Currencies and/or Fiat Currencies at all.

Lender may, at its sole and absolute discretion, initiate the transfer of the Digital Currencies and/or Fiat Currencies under a Loan directly to the Data Center Facility on behalf of Borrower. Borrower confirms that any such amount transferred by Lender shall constitute part of the Loan.

Lender may, in its sole discretion and for risk management purposes, suspend transfer of further Digital Currencies and/or Fiat Currencies under a Loan to limit the Loan Balance to be no more than [REDACTED]% (or as otherwise decided by the Lender from time to time in its sole discretion, in the event that the ratio between the Mining Cost incurred and the Market Value of the Mining Rewards has changed) of the Market Value of the Collateral Balance.

Furthermore, in no case shall Lender be obliged to transfer Digital Currencies and/or Fiat Currencies in relation to Mining Costs that exceed the unit price set out in the relevant Loan Confirmation.

Notwithstanding anything to the contrary in this Master Agreement, during the first twelve (12) months from the first Loan Effective Date, unless otherwise notified by Lender to Borrower at Lender’s sole discretion, Lender shall fully disburse the Loan to the Borrower according to each verified Mining Costs.

2.7	Loan Repayment

Each of Lender and Borrower may give the other Party an irrevocable prior Written Notice and specify the date on which a Loan shall be repaid in full or the Master Agreement shall be terminated, such date falling at least thirty (30) days after the date of the Written Notice (a “Early Termination Date”), provided that Borrower shall not give such notice prior to the day falling 90 days from the relevant Loan Effective Date.

Borrower shall repay the relevant Loan Balance(s) to Lender by Close of Business on the relevant Early Termination Date; provided, however, in the event that Borrower wishes to repay the Loan Balance to Lender in Digital Currency, Borrower shall repay such amount of Digital Currency which, if converted into USD using the Return Spot Rate, would be no less than the amount Lender would receive in USD. The Return Spot Rate of any such Digital Currency shall be mutually agreed by the Parties in writing. The Lender shall have, at any time, the sole and absolute discretion to determine whether to accept a certain form of Digital Currency, Fiat Currency or other property as repayment of any or all of the Loan Balance.

Borrower shall reserve the right to initiate liquidation of Collateral to partially or fully repay the Loan balance.

Upon written notice from the Borrower, the Lender shall initiate the liquidation of Collateral to sa tisfy partial or full outstanding loan obligations. The Lender shall complete the liquidation and payment process with in two (2) business days of receiving such notice.

2.8	Termination of Loan

A Loan will terminate upon the earlier of:

2.8.1	the Early Termination Date;

2.8.2	the occurrence of an Event of Default; however, Lender shall have the right in its sole discretion to suspend the termination of a Loan; or

2.8.3

in the event any or all of the Digital Currencies become, in Lender’s determination made in good faith and in the exercise of reasonable business judgment , a risk of being: (1) considered a security, swap, derivative, or other similarly-regulated financial instrument or asset by any regulatory authority, whether governmental, industrial, or otherwise, or by any court of law or dispute resolution organization, arbitrator, or mediator; or (2) subject to future regulation materially impacting this Master Agreement, the Loan, or Lender’s business.

Notwithstanding the above, with respect to a Loan, in the event Borrower’s 30-day moving average hashrate decreases by [REDACTED]% of the hashrate as of the time of entry into such Loan, Lender shall have the right to, at its sole discretion, terminate the Loan at any time and if Lender determines to terminate the Loan, Borrower shall repay the full Loan Balance. If, prior to such early termination, Borrower makes a request to Lender to enter into a new master lending agreement (“New MLA”) and use the entire Collateral Balance hereunder as collateral under the New MLA and Lender agrees to such request, the Market Value of the Collateral Balance to be returned by Lender hereunder (“X”) shall be set off against the Market Value of the new collateral to be transferred by Borrower under the New MLA (“Y”), such that the only obligation of the Parties in relation to such collateral hereunder and under the New MLA shall be an obligation of Borrower to deliver further collateral having a Market Value equal to the difference between X and Y under the new MLA.

In the event that Borrower is unable to repay the Loan Balance or enter into a New MLA within 10 Business Days, Lender shall have the right to terminate this Master Agreement immediately.

2.9	Return of Collateral

Upon the full repayment of all moneys, debts and present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) due from Borrower to Lender under all of the Loan Instruments, Lender shall return to Borrower the Collateral Balance in the same form and quantity that such Collateral was initially provided to Lender by Borrower or any of Borrower's designated persons, (net of any applicable fees or deductions) within five (5) Business Days.

Without prejudice to the foregoing, upon the full repayment of all moneys, debts and present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) due from Borrower to Lender under all the loan instruments of the same type (including, without limitation, the Product Loan, Hashrate Loan, Product Loan Fee and Hashrate Loan Fee, etc.), Lender shall return (net of any applicable fees, charges, or other penalties) to Borrower the remaining total of the Collateral balance under that type of loans in the same form and quantity that such Collateral was initially provided to Lender by Borrower or any of Borrower's designated persons. (net of any applicable fees or deductions)

2.10	Transfer of Digital Currencies and Collateral

A Party’s obligation to return any Digital Currency, Fiat Currency or Collateral shall be satisfied by the return of asset of an identical type of the asset originally delivered or transferred.

Notwithstanding any other provision of the Agreement to the contrary, Borrower agree that Lender may take a sufficient time to consider, verify, or otherwise block a transfer of Digital Currencies to ensure compliance with applicable laws, including any AML/CTF Requirements.

2.11	Right to Withdrawal of Collateral

Within the first twelve (12) months since the Loan Effective Date, subject to the Lender’s prior written approval, the Borrower shall have the right to withdraw the collateral at any time, either in full or in part. The Collateral withdrawn by the Borrower can only be used to repay the outstanding Loan under this Master Agreement.

After one year since the effective date of this Master Agreement, when the Borrower achieving a Loan-to-Value ratio of [REDACTED] percent ([REDACTED]%) or less, subject to the Lender’s prior written approval, the Borrower shall have the right to withdraw the collateral, either in full or in part, or request to increase the Loan, provided that such withdrawal or increase does not cause the Loan-to-Value ratio to exceed [REDACTED] percent ([REDACTED]%) immediately thereafter and Borrower shall have such rights only when the Loan-to-Value ratio is not higher than [REDACTED]% . The Loan-to-Value ratio shall be calculated based on the lower of the 5 day moving average price of the collateral, or the fair market value of the collateral at the date of the Borrower’s request, and the outstanding loan balance as of the date of the Borrower's request. The Lender shall process such withdrawal requests within 5 business days, subject to compliance with all applicable terms of this agreement and any reasonable procedural requirements set by the Lender.

If the Borrower requests withdrawal of Collateral or increase of Loan, the following requirements apply:

(1)

When the Loan-to-Value Ratio reaches [REDACTED]%, Borrower shall deliver Additional Collateral or repay outstanding Loan to Lender to reduce the Loan-to-Value Ratio to [REDACTED]% within six(6) hours after Lender sends such notification. If Borrower fails to deliver Additional Collateral or repay the Loan, Lender is entitled to dispose the Collateral in its sole discretion to restore the Loan-to-Value Ratio to [REDACTED]%.

(2)

When the Loan-to-Value Ratio reaches [REDACTED]%, Lender shall, without the need to provide any prior notification, be entitled to immediately liquidate or sell the Collateral and use the liquidation proceeds to repay the Loan.

When the Borrower fully returns all the withdrawn Collateral or repays the increased Loan, the above-mentioned (1) and (2) will not apply.

3.	Fees

3.1	Loan Fee

Borrower agrees to pay Lender a Loan Fee incurred during the Term of a Loan. Any Loan Fee will be calculated without compounding. Lender shall calculate the Loan Fee for each Loan Fee Calculation Period and notify Borrower of the relevant amount (“Loan Fee Notice”).

Borrower shall pay the Loan Fee for each Loan Fee Calculation Period by the fifth (5th) Business Day of receiving a Loan Fee Notice (each a “Loan Fee Payment Date”). Borrower may elect to pay or cause to be paid the Loan Fee in: (1) the Digital Currency or Fiat Currency (as applicable) being lent; or (2) the digital currency of the Mining Rewards by instructing the Borrower to make such payment.

If Borrower elects (2) above, Borrower is deemed to agree to use any Collateral to set off against the relevant Loan Fee that has become due and payable, and that the Collateral Balance shall automatically be adjusted on the Loan Fee Payment Date. The amount of adjustment shall be determined by Lender using the Market Value of the Mining Rewards on the relevant Loan Fee Payment Date.

If, at any time, the Collateral Balance is less than the Loan Fee that has become due and payable, the Collateral Balance will be reduced to zero and Borrower shall pay any shortfall to Lender by the Loan Fee Payment Date.

3.2	Origination Fee

For certain Loans, Lender may charge Borrower a fee (the “Origination Fee”) for entry into the Loan. If an Origination Fee applies to a Loan, the Loan Confirmation shall set forth the terms for payment of the Origination Fee.

3.3	Late Fee

If a Party defaults in the performance of any payment or delivery obligation, it will, to the extent permitted by applicable law, pay interest (before as well as after judgment) on the overdue amount to the other Party on demand in the same digital currency or fiat currency (as applicable) as the overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at a rate of [REDACTED]% per annum, or such other rate as specified in the Loan Confirmation (such rate, the “Late Fee Rate” and such interest, the “Late Fee”).

Any Late Fee will be calculated on the basis of daily compounding, the actual number of days elapsed and that one year has 365 days.

3.4Taxes

All blockchain network fees, taxes or other third party fees payable with respect to the transfer, repayment, and/or return of any Digital Currencies or Collateral hereunder shall be paid by Borrower . All payments made by Borrower hereunder shall be free and clear of withholding and/or other taxes, fees or similar amounts except as required by applicable law, and if any withholding and/or other taxes, fees or similar amounts are imposed under applicable law on any amounts payable to Lender, Borrower shall pay sufficient additional amounts to ensure that the net amount received by Lender shall be no less than the amount Lender would have entitled to receive if no withholding and/or other taxes, fees or similar amounts had been imposed. Borrower shall indemnify and hold Lender harmless against any and all withholding and/or other taxes, fees or similar amounts (other than net income taxes imposed on Lender by the jurisdiction in which Lender is incorporated) that are imposed on any amounts received by Lender under this Master Agreement, and shall promptly pay any such withholding and/or other taxes, fees or similar amounts to Lender (or, at Lender's direction, directly to the applicable taxing authority) upon Lender providing written notice that it is required to pay, or is subject to, such withholding and/or other taxes, fees or similar amounts.

4.Transfer of Title

Each Party agrees that all right, title and interest in and to any Digital Currencies, Collateral, or Fees which it transfers to the other Party hereunder shall vest in the recipient free and clear of any liens, claims, charges or encumbrances or any other interest of the transferring party or of any third person.

Unless otherwise stipulated in this Master Agreement, nothing in this Master Agreement is intended to create or does create in favour of either Party any mortgage, charge, lien, pledge, encumbrance or other security interest in any cash, digital currency or other property transferred by one Party to the other Party hereunder.

Borrower agrees and affirms that Lender is entitled to use the Collateral that is in the form of Digital Currency or cash, including but not limited, for the purposes of lending, transferring to bank and other accounts upon which Lender, or a third party, is the account holder or the beneficiary, or pledging as collateral in other transactions. Such entitlement and use shall not relieve Borrower or Lender of any of its obligations hereunder. However, unless otherwise permitted in this Master Agreement, Lender cannot liquidate the Collateral without Borrower’s prior written consent.

Lender shall inform Borrower the wallet address of the Collaterals, and shall notify Borrower in writing if there is any change to the wallet address.

For the avoidance of doubt and notwithstanding any other provision of this Master Agreement, upon repayment of the loan by Borrower, Lender shall return the Collateral to Borrower in the same form and quantity that such Collateral was initially provided to Lender by Borrower or any of Borrower's designated persons (net of any applicable fees or deductions).

Lender shall bear full responsibility for the safekeeping, protection, and maintenance of the Collateral. In the event the Collateral is lost, stolen, damaged, or otherwise rendered inaccessible due to the Lender's negligence, willful misconduct, or failure to properly safeguard the Collateral, Borrower shall have the right to: hold Lender liable for the full replacement value of the Collateral or any damages incurred as a result of its loss or damage, and pursue legal remedies, including but not limited to filing a lawsuit to recover such damages.

5.Additional Collateral

If the Loan-to-Value Ratio of a Loan is at or above the limit set in the respective Loan Instrument, Lender may notify Borrower to transfer additional Collateral (“Additional Collateral”) to restore the Loan-to-Value Ratio (after taking into account the Additional Collateral transferred) to at least equal to or lower than the limit set in the respective Loan Instrument through Telegram group, SMS and/or telephone (“Additional Collateral Notification”). Borrower shall keep its mobile phone available to receive the Additional Collateral Notification.

Borrower shall have six (6) hours from the time Lender sends such Additional Collateral Notification (“Additional Collateral Delivery Period”) to (a) respond and deliver Additional Collateral to Lender, or (b) propose a new amount of Additional Collateral to be delivered as a result of any price movements of the Collateral after the delivery of the Additional Collateral Notification. Lender may elect to revise the amount of Additional Collateral to be delivered within the Additional Collateral Delivery Period. In case Lender makes any revised notification, Borrower shall deliver the Additional Collateral in accordance with the latest notification from Lender within the Additional Collateral Delivery Period.

If Borrower fails to deliver Additional Collateral in accordance with the paragraph above, an Event of Default will have occurred and Lender shall, without any prior notification, be entitled to immediately exercise any of the remedies under Section 9 of this Master Agreement, including, but not limited to, liquidating the Collateral and using the liquidation proceeds to repay the Loan.

If, pursuant to an Additional Collateral Notification, instead of delivering Additional Collateral, Borrower prepays a portion of the Loan by returning Loaned Assets to restore the Loan-to-Value Ratio of a Loan to equal to or below the limit set in the respective Loan Instrument, Borrower is obliged to pay an early termination fee corresponding to such portion of the repayment if the Loan if applicable.

6.Representations and Warranties.

The parties to this Master Agreement hereby make the following representations and warranties, which shall continue during the term of this Master Agreement and any Loan hereunder:

6.1

Each Party represents and warrants that (i) it has the power to execute and deliver this Master Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder, (ii) it has taken all necessary action to authorize such execution, delivery and performance, and (iii) this Master Agreement constitutes a legal, valid, and binding obligation enforceable against it in accordance with its terms.

6.2

Each Party hereto represents and warrants that it has not relied on the other for any tax or accounting advice concerning this Master Agreement and that it has made its own determination as to the tax and accounting treatment of any Loan, any Digital Currency or Fiat Currency (as applicable), Collateral, or funds received or provided hereunder.

6.3	Each Party represents and warrants that it is acting for its own account.

6.4

Each Party represents and warrants that it is a sophisticated party and fully familiar with the inherent risks involved in the transaction contemplated in this Master Agreement, including, without limitation, risk of new financial regulatory requirements, potential loss of money and risks due to volatility of the price of the Digital Currencies and Collateral, and voluntarily takes full responsibility for any risk to that effect.

6.5	Each Party represents and warrants that it is not insolvent and is not subject to any bankruptcy or insolvency proceedings under any applicable laws

6.6

Each Party represents and warrants there are no proceedings pending or, to its knowledge, threatened, which could reasonably be anticipated to have any adverse effect on the transactions contemplated by this Master Agreement or the accuracy of the representations and warranties hereunder or thereunder.

6.7

Each Party represents and warrants that to its knowledge the transactions contemplated in this Master Agreement are not prohibited by law or other authority in the jurisdiction of its place of incorporation, place of principal office, or residence and that it has necessary licenses and registrations to operate in the manner contemplated in this Master Agreement.

6.8

Lender represents and warrants that it has, or will have, at the time of the Loan of any Digital Currency or Fiat Currency (as applicable), the right to lend such Digital Currencies subject to the terms and conditions hereof.

6.9

Borrower represents and warrants that it has, or will have, at the time of deliveryor return of any Digital Currencies or Fiat Currencies, the right to delivery such Digital Currencies or Fiat Currencies subject to the terms and conditions hereof, and, free and clear of all liens and encumbrances other than those arising under this Master Agreement.

6.10

Borrower represents and warrants that is has, or will have, at the time of delivery of any Collateral, the right to delivery such Collateral subject to the terms and conditions hereof, and, free and clear of all liens and encumbrances other than those arising under this Master Agreement.

7.	Default

The following events shall constitute an event of default (each an “Event of Default”):

7.1	any Material Adverse Change to the Mining Operations without the prior written consent of Lender;

7.2	any information relating to the Mining Operations or Mining Costs provided by Borrower to Lender proves to be false, fraudulent, materially inaccurate or untrue;

7.3

failure of Borrower to repay any Digital Currencies or Fiat Currencies on the Termination Date hereunder or any outstanding amount under any other Loan Instrument on the Maturity Date (as defined in the relevant Loan Instrument);

7.4

failure of Borrower to pay any Fees when they fall due hereunder despite the Lender having notified the Borrower of such Fees in writing (including, but not limited to, by way of issuing the Disbursement Confirmation Notice for the relevant period);

7.5	failure of Borrower to transfer Mining Rewards to Lender’s Digital Currency Accounts in accordance with Section 2.3;

7.6	failure of Lender to return the Collateral Balance to Borrower following Borrower’s full repayment of the Loan Balance in accordance with Section 2.9;

7.7	a material default by a Party in the performance of any other obligations hereunder or under any other Loan Instruments, provided that a Party shall have ten (10) days to cure such default;

7.8	an event of default with respect to Borrower or its equivalent has occurred under any other agreement between Borrower and Lender or any of its affiliates;

7.9

any bankruptcy, insolvency, reorganization, liquidation proceedings or other proceedings for the relief of debtors or dissolution proceedings that are instituted by or against Borrower and are not dismissed within fifteen (15) days of the initiation of said proceedings;

7.10

any event or circumstance occurs or exists that has a Material Adverse Effect on the business, operations, prospects, property, assets, liabilities or financial condition of Borrower, or a Material Adverse Effect on the ability of Borrower to perform its obligations under this Master Agreement or under any other Loan Instruments, including but not limited to the ability to return, transfer, repay, or pay any and all Digital Currencies, Fiat Currencies and Fees;

7.11

Borrower causes or permits any partner, member or other equity interest holder in Borrower to, directly or indirectly, transfer, convey, assign, mortgage, pledge, hypothecate, alienate or lease the majority partnership interest, majority membership interest or other controlling equity interest of such majority partner, majority member, other controlling equity interest holder in Borrower, or otherwise cause or permit a change of control in Borrower, without Lender’s prior written consent;

7.12

any representation or warranty made by either Party hereunder or under other Loan Instruments proves to be incorrect or untrue in any material respect as of the date of making or deemed making thereof;

7.13

either Party notifies the other of its inability to or its intention not to perform its obligations hereunder or under other Loan Instruments, or otherwise disaffirms, rejects, or repudiates any of its obligations hereunder or under other Loan Instruments; or

7.14

performance of any obligation hereunder breaches, or may be reasonably expected to breach, or is likely to breach, any applicable laws (including any AML/CTF Requirements) or is otherwise contrary to any policy Lender would reasonably expect to apply as a result of an order or sanction issued by any government agency.

8.	Remedies

8.1

Upon the occurrence and during the continuation of any Event of Default with respect to Borrower, Lender may, at its option, by delivering Borrower a Written Notice (the “Default Notice”): (1) declare the Loan Balance of the relevant Loan or all Loans hereunder immediately due and payable; (2) terminate the relevant Loan or all Loans under this Master Agreement; (3) use the Collateral for the satisfaction of Borrower’s obligations to repay the Loan Balance under this Master Agreement, followed by any and all moneys, debts, obligations and liabilities due from Borrower to Lender from time to time under other Loan Instruments, including liquidating any Collateral to purchase the relevant Digital Currencies; and (4) exercise all other rights and remedies available to Lender hereunder, under applicable law, or in equity.

8.2

Notwithstanding Section 8.1, upon the occurrence of any Event of Default under Sections 7.9 to 7.15, this Master Agreement and all outstanding Loans hereunder shall be terminated immediately and the Loan Balance thereof shall become due and payable, and Lender shall have immediate right to use or sell the Collateral to the fullest extent permitted herein and by law.

8.3

In the event that the market value of the Loan Balance exceeds the market value of the Collateral Balance, Borrower shall be liable to Lender for the amount of such excess together with interest thereon at the Late Fee Rate.

8.4

Market value of Digital Currencies and/or Collateral shall be determined by Lender after deduction of broker’s fees and commissions and all other reasonable costs, fees and expense related to the relevant purchase or sale. In the event Lender exercises its rights under this Section 8, Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Digital Currencies or selling all or a portion of the Collateral, to be deemed to have made, respectively, such purchase of replacement Digital Currencies or sale of Collateral for an amount equal to the price therefor on the date of such exercise obtained from a generally recognized source.

8.5

In the event that the market value of the Collateral Balance exceeds the market value of the Loan Balance, the Lender may, at its sole discretion, apply any excess for the settlement of any other agreement between Borrower or any of its affiliates and Lender or any of its affiliates; and if any balance remains, Lender shall return such excess to the Borrower.

8.6

In addition to its rights hereunder, the non-defaulting Party shall have any rights otherwise available to it under any other agreement or applicable law, including but not limited to requesting the defaulting party to pay liquidated damages.

9.	Rights and Remedies Cumulative

No delay or omission by Lender in exercising any right or remedy hereunder shall operate as a waiver of the future exercise of that right or remedy or of any other rights or remedies hereunder. All rights of Lender stated herein are cumulative and in addition to all other rights provided by law, in equity.

10. Collection Costs.

In the event Borrower fails to pay any amounts due or return any Digital Currencies or Fiatn Currencies or upon the occurrence of any Event of Default, Borrower shall, upon demand, pay to

Lender all reasonable costs and expenses, including without limitation, reasonable attorneys’ fees and court costs, broker fees, and technology costs incurred by Lender in connection with the enforcement of its rights hereunder.

11.Governing Law; Dispute Resolution.

This Master Agreement is governed by, and shall be construed and enforced under, the laws of Singapore, without regard to any choice or conflict of laws rules.

Any dispute arising out of or in connection with this Master Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the Singapore International Arbitration Centre ("SIAC Rules") for the time being in force, which rules are deemed to be incorporated by reference in this clause.

The seat of the arbitration shall be Singapore. The Tribunal shall consist of one arbitrator. The language of the arbitration shall be English.

12.	Confidentiality.

12.1

Each Party to this Master Agreement shall hold in confidence all information obtained from any other Party in connection with this Master Agreement and the transactions contemplated hereby, including without limitation any discussions preceding the execution of this Master Agreement (collectively, “Confidential Information”). Confidential Information shall not include information that the receiving Party demonstrates with competent evidence was, or becomes, (i) available to the public through no violation of this Section 12, (ii) in the possession of the receiving Party on a non-confidential basis prior to disclosure, (iii) available to the receiving Party on a non-confidential basis from a source other than the disclosing Party or its affiliates, subsidiaries, officers, directors, employees, contractors, attorneys, accountants, bankers or consultants (the “Representatives”), or (iv) independently developed by the receiving Party without reference to or use of such Confidential Information.

12.2

Each Party shall (i) keep such Confidential Information confidential and shall not, without the prior written consent of the disclosing Party, disclose or allow the disclosure of such Confidential Information to any third party, except as otherwise herein provided, and (ii) restrict internal access to and reproduction of the Confidential Information to a Party’s Representatives only on a need to know basis; provided, however, that such Representatives shall be under an obligation of confidentiality at least as strict as set forth in this Section 12.

12.3	Each Party also agrees not to use Confidential Information for any purpose other than in connection with transactions contemplated by this Master Agreement.

12.4

The provisions of this Section 12 will not restrict a Party from disclosing the disclosing Party’s Confidential Information to the extent required by any law, regulation, or direction by a court of competent jurisdiction or government agency or regulatory authority with jurisdiction over said Party; provided that the Party required to make such a disclosure uses reasonable efforts to give the disclosing Party reasonable advance Written Notice of such required disclosure in order to enable the disclosing Party to prevent or limit such disclosure. Notwithstanding the foregoing, Lender may disclose each other Party’s Confidential Information without Written Notice pursuant to a written request by a governmental agency or regulatory authority.

12.5

The obligations with respect to Confidential Information shall survive for a period of three (3) years from the date of this Master Agreement. Notwithstanding anything in this agreement to the contrary, a Party may retain copies of Confidential Information (the “Retained Confidential Information”) to the extent necessary (i) to comply with its recordkeeping obligations, (ii) in the routine backup of data storage systems, and (iii) in order to determine the scope of, and compliance with, its obligations under this Section 12; provided, however, that such Party agrees that any Retained Confidential Information shall be accessible only by legal or compliance personnel of such Party and the confidentiality obligations of this Section 12 shall survive with respect to the Retained Confidential Information for so long as such information is retained.

13.Notices.

13.1

Except in the case of notices and other communications expressly permitted to be given by telephone (which would include voicemail), any notices or other communications in respect of this Master Agreement shall be in writing (“Written Notice”). Any such notices or other communications shall be deemed effective:—

(i)	if delivered in person or by courier, at the time when it is delivered;

(j)	if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), at the time when it is delivered or its delivery is attempted;

(k)	if sent by electronic messaging system, including e-mail, instant messaging, Telegram, live chat, SMS or text messaging, phone and voicemail, at the time when it is delivered;

except if it is specified in this Master Agreement that a notice or communication has to be given during Business Hours, in which case that notice or communication will be deemed given and effective at 10am (GMT +8) on the first following Business Day.

Unless preceded by the contact details specified in a Loan Confirmation with respect to a particular Loan, notices and communications shall be sent to the address below:

Antalpha Digital Pte. Ltd.

Address: Suntec Tower 2, 9 Temasek Boulevard, #13-01/02/03, Singapore, 038989

Attn: Lending department

Email: [REDACTED]

Cango Group Limited

Attn: Xiaojun Zhang

Email: [REDACTED]

13.2

Change of Details. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system or e-mail details at which notices or other communications are to be given to it.

14.	Modifications.

All modifications or amendments to this Master Agreement shall be effective only when mutually agreed by all Parties in writing.

15.Single Agreement

All Loans are entered into in reliance on the fact that this Master Agreement and all Loan Confirmations (the Loan Documents) form a single agreement among the Parties, and the Parties would not otherwise enter into any Transactions.

The Parties hereby agree that (a) each shall perform all of its obligations in respect of each Loan hereunder, and that a default in the performance of any such obligation by either Party (the “Defaulting Party”) in any Loan hereunder shall constitute a default by the Defaulting Party under all such Loans hereunder, and (b) each non-defaulting Party shall be entitled to set off claims and apply Collateral or any other property held by it in respect of any Loan hereunder against obligations owing to it in respect of any other Loan with the Defaulting Party.

16.Entire Agreement.

This Master Agreement, each exhibit referenced herein, and all Loan Confirmations constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes any prior negotiations, understandings and agreements. Nothing in this Section 16 shall be construed to conflict with or negate Section 16 above.

17.Successors and Assigns.

This Master Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the Parties; provided, that Borrower may not assign this Master Agreement or any rights or duties hereunder without the prior written consent of the Lender (such consent to not be unreasonably withheld).

Lender may assign this Master Agreement or any rights or duties hereunder upon Written Notice to Borrower, and in connection with such assignment, this Master Agreement shall be updated accordingly.

Notwithstanding the foregoing, in the event of a change of control of any Party, prior written consent shall be required from the other Parties. For purposes of the foregoing, a “change of control” shall mean a transaction or series of related transactions in which a person or entity, or a group of affiliated (or otherwise related) persons or entities acquires from stockholders of the Party shares representing more than fifty percent (50%) of the outstanding voting stock of such Party.

Neither this Master Agreement nor any provision hereof, nor any Exhibit hereto or document executed or delivered herewith, or Loan Confirmation hereunder, shall create any rights in favor of or impose any obligation upon any person or entity other than the Parties hereto and their respective successors and permitted assigns.

18.Severability of Provisions.

Each provision of this Master Agreement shall be severable from every other provision of this Master Agreement for the purpose of determining the legal enforceability of any specific provision.

19.Counterpart Execution.

This Master Agreement may be executed in any number of counterparts and by different Parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same agreement.

20.Relationship of Parties.

Nothing contained in this Master Agreement shall be deemed or construed by the Parties, or by any third party, to create the relationship of partnership or joint venture between the Parties hereto, it being understood and agreed that no provision contained herein shall be deemed to create any relationship between the Parties hereto other than the relationship of Borrower and Lender.

21.No Waiver.

The failure of or delay by Lender to enforce an obligation or exercise a right or remedy under any provision of this Master Agreement or to exercise any election in this Master Agreement shall not be construed as a waiver of such provision, and the waiver of a particular obligation in one circumstance will not prevent Lender from subsequently requiring compliance with the obligation or exercising the right or remedy in the future. No waiver or modification by either Party of any provision of this Master Agreement shall be deemed to have been made unless expressed in writing and signed by all parties.

22.Indemnification.

Borrower shall indemnify and hold harmless Lender, or any of its parents or affiliates, from and against any and all third party claims, demands, losses, expenses, taxes and liabilities of any and every nature (including attorneys’ fees of an attorney of Lender’ choosing to defend against any such claims, demands, losses, expenses and liabilities) that it may sustain or incur or that may be asserted against it arising out of Lender’ lending of Digital Currency or Fiat Currency (as applicable) to Borrower under this Master Agreement, except for any and all claims, demands, losses, expenses and liabilities arising out of or relating to Lender’s fraud, gross negligence or willful misconduct in the performance of its duties under this Master Agreement. This indemnity shall be a continuing obligation of each of Borrower, its successors and assigns, notwithstanding the termination of this Master Agreement.

23.Miscellaneous.

Whenever used herein, the singular number shall include the plural, the plural the singular, and the use of the masculine, feminine, or neuter gender shall include all genders where necessary and appropriate.

This Master Agreement is solely for the benefit of the Parties hereto and their respective successors and assigns, and no other Person shall have any right, benefit, priority or interest under, or because of the existence of, this Master Agreement.

The section headings are for convenience only and shall not affect the interpretation or construction of this Master Agreement.

IN WITNESS WHEREOF, the parties have caused this Master Agreement to be executed and delivered as of the date first above written.

Antalpha Digital Pte. Ltd.

By:	/s/ Xin Jin

Name:	Xin Jin

Title:	Director

Date:	2024/11/11

Cango Group Limited

By:	/s/ Xiaojun Zhang

Name:	Xiaojun Zhang

Title:	Director

Date:

EXHIBIT A

Authorized Agents

The following are authorized to deliver Lending Requests in accordance with Section 2 hereof:

Name: Xiaojun Zhang

Email: [REDACTED]

Name:

Email:

Borrower may change its Authorized Agents by Written Notice given to Lender as provided herein.

EXHIBIT B

Loan Confirmation

This document constitutes a “Loan Confirmation” referred to in the Master Loan Agreement dated [         ] (“MLA”) among Antalpha Digital Pte. Ltd., XXX Corporation and XXX Corporation, and supplements the MLA with the following specific terms in relation to a Loan dated the Loan Effective Date. In case of any conflict between the terms in this Loan Confirmation and the MLA, the provisions hereof prevail.

Reference Number	DFD03701

Parties shall quote the above number in all their communications.

Loaned Assets	USDT/USDC/USD

For the avoidance of doubt, with respect to the Loan Balance, the day one lending value of one unit of any USDT or USDC shall be deemed to be equal to the same amount in the form of USD, at a ratio of 1:1. In the event that Borrower wishes to repay the Loan Balance to Lender in Digital Currency, Borrower shall repay such amount of Digital Currency which, if converted into USD using the spot rate at the time of such repayment (the “Return Spot Rate”), would be no less than the amount Lender would receive in USD. The Return Spot Rate of any such Digital Currency shall be mutually agreed by the Parties in writing. Notwithstanding the above, the Lender shall have, at any time, the sole and absolute discretion to determine whether to accept a certain form of Digital Currency or other property for repayment for any or all of the Loan Balance.

Loan Fee Rate	[REDACTED]% per annum

The Loan Fee rate shall be subject to adjustment by the Lender on a monthly basis. On the 25th day of every month, Lender shall notify Borrower of the annualized interest rate to be adopted for the following month. Where no such notification is provided by Lender, the preceding rate shall continue to be adopted by default.

The Loan Fee rate shall at no time be higher than [REDACTED]%.

Notification by Lender to Borrower of the Loan Fee rate shall be by

Name: Yuling Guo
Phone: [REDACTED]
Email: [REDACTED]

Currency Exchange Fee (if applicable)	Fees to be set at the time of Loan Confirmation or monthly notice (whichever is applicable), subject to real time rates, lender service fees, and/or service provider charges
Loan Effective Date	Loan Effective Date is subject to the actual lending date.
Loan Disbursement

Following verification done pursuant to clause 2.4 of the MLA, Lender shall disburse only [REDACTED]% (“Lender Percentage”) of the Mining Costs incurred, provided that if the actual Mining Costs incurred exceed the Mining Costs Estimate for the same period, the Lender shall only be obliged to disburse up to a maximum of [REDACTED]% of Lender Percentage of the Mining Costs Estimate for such period; and provided further that the Lender may change the Lender Percentage from time to time at its sole discretion with prior notice to the Borrower.

Unit price of Mining Costs	[Fixed unit price of US$X/kWh]/[Floating unit price not exceeding US$X/kWh]
Operations procedures	1. In case Borrower (i) requests the establishment or addition of new Digital Currency Account; or (ii) requests the archive of existing Digital Currency

Account, or effects changes to the Mining Operations that could result in a disconnection or reconfiguration of the Digital Currency Accounts, Borrower shall notify Lender in writing by sending an email from [REDACTED] to [REDACTED]

2. Following the receipt of an email from Borrower pursuant to paragraph 1(i) above, Lender shall notify Borrower of any establishment of new Digital Asset Accounts requested.
3. Notifications from Lender under paragraph 2 above shall only be treated as valid if sent from any one of the following: [REDACTED]
4. Borrower shall acknowledge Lender’s notification sent pursuant to paragraph 3 above.
Mining Rewards		BTC
Mining Operations		Specify the model, quantity, condition, location and, if applicable, hosting arrangement relating to the mining rigs
Collateral		[As defined in the MLA]/[Specify any other collateral conditions]
Market Value		Binance
Business Day		Singapore
Digital Currency Account of Lender		For payment of Mining Rewards ONLY: [Antpool address]
Digital Currency Addresses of Lender
For payment of other Collateral ONLY:

For repayment of Digital Currencies ONLY:

For payment of Fees ONLY:
Digital Currency Addresses of Borrower/Data Center Facility		USDT-TRC20[XXX] USDT-ERC20[XXX]
Fiat Currency Address of Borrower/Data Center Facility		For US Dollar transfers:
Bank Account Information of Borrower/Data Center Facility
Contact Information Specified by Borrower
Borrower - contact person A		Name: Ruiyan Chen
	[REDACTED]	Email: [REDACTED]
Note: Contact person A must keep his/her mobile phone available for 7*24 hours.
Borrower - contact person B		Name: Yuling Guo
	[REDACTED]	Email: [REDACTED]
Note: Contact person B must keep his/her mobile phone available for 7*24 hours.

Borrower		Lender
Cango Group Limited		Antalpha Digital Pte. Ltd.

By:		By:

Name: Xiaojun Zhang		Name: Xin Jin
Title: Director		Title: Director
Date:		Date:

EXHIBIT C

Disbursement Confirmation Notice

[Date]

[Recipient]

[Address]

Monthly Confirmation Notice of Loan Disbursement Amount

Reference is made to the Master Loan Agreement dated [    ] (“MLA”) among Antalpha Digital Pte. Ltd., [    ] and [    ], and the Loan Confirmation with reference number [    ] dated [    ] supplementing the MLA. Unless otherwise stated, terms used in this Notice shall have the same meaning as used therein.

Please note:

With respect to the period of [ ]-[ ] (“Current Period”):

Amount to be disbursed:	[ ]

Mining Rewards received during the Current Period:	[ ]

As of the last day of the Current Period:

Loan Balance (inclusive of the amount to be disbursed for	[ ]
the Current Period):

Collateral Balance:	[ ]

For the avoidance of doubt, the disbursement date (from which interest starts to accrue on the new amount disbursed) and the last day of the Current Period may not be the same date.